Direct Number: (404) 581-8255
lastater@jonesday.com

[Jones Day Letterhead]

September 25, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Georgia Gulf Corporation
Registration Statement on Form S-1 (File No. 333-161770)

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission on behalf of Georgia Gulf Corporation, a Delaware corporation (the “Company”), is amendment 1 to the above-referenced registration statement.  The amendment primarily reflects changes as a result of the conversion of the Company’s convertible preferred stock into common stock as discussed with Ms. Kane.

Please contact the undersigned at (404) 581-8255 if you have any questions concerning the filing.  Than you for your attention to this matter.

Very truly yours,

/s/ Lisa A. Stater
Lisa A. Stater

cc:	Jessica Kane, Esq.
Joel I. Beerman, Esq. (Georgia Gulf Corporation)